CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

September 13, 2011

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 001-14946)
Form 20-F for the Fiscal Year Ended December 31, 2010

Dear Mr. Decker:

We have received your letter of September 7, 2011, and thank you for your comments to our 2010 Annual Report on Form 20-F. Your letter requests us to inform you as to when we will provide a response to your comments. As discussed with Lisa Etheredge of the Staff, we are in the process of considering your comments and preparing our response. However, given that the company’s internal accountants are extremely busy closing the books for August 2011 and that September 16, 2011 is a Mexican public holiday (Mexican Independence Day), we currently expect that we will be able to provide a response by October 5, 2011. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6005.

Very truly yours,

/s/ Guillermo Francisco Hernández Morales
Guillermo Francisco Hernández Morales
Attorney-in-Fact / General Counsel North America and Trading

cc:	Lisa Etheredge
Jeanne Baker

Securities and Exchange Commission

Division of Corporation Finance

Adam G. Waitman

Skadden, Arps, Slate, Meagher & Flom LLP